SECURITIES AND EXCHANGE COMMISSION
W:

05038045

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-45014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PackerKiss Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Northeast 4th Street
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary A. Packer, President 561-272-0112 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

RECEIVED FEB 2 8 2005 PROCESSING SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (3-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05
S.S

OATH OR AFFIRMATION

I, Mary A. Packer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PackerKiss Securities, Inc., as of December 31, 20 04; are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Carol L. Ehrlich
My Commission DD379178
Expires 12/25/2008

Mary A. Packer
Signature

President
Title

Carol L. Ehrlich
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERKISS SECURITIES, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsolan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 1, 2005

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
PackerKiss Securities, Inc.

We have audited the accompanying statement of financial condition of PackerKiss Securities, Inc., (an S corporation) as of December 31, 2004 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PackerKiss Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

PACKERKISS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 11,740
Commissions receivable	62,980
Due from stockholders	44,000
Investments	3,060
TOTAL ASSETS	$121,780

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,501
Commissions payable	25,343
Total Liabilities	26,844
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 1,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	145,705
Retained earnings/(deficit)	(50,969)
Total Stockholders' Equity	94,936
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$121,780

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$1,043,896
Other income	2,687
Total Revenues	1,046,583
EXPENSES	
Commission expense	360,911
Salary and payroll taxes	351,925
Professional fees	52,634
Regulatory fees	9,284
Office expense	59,769
Advertising and promotion	52,234
Rent	64,323
Insurance	52,075
Travel and entertainment	32,433
Telephone	19,592
Total Expenses	1,055,180
NET LOSS	$ (8,597)

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
Balances – January 1, 2004	$200	$106,705	$(42,372)	$64,533
Contribution of additional paid-in-capital		39,000		39,000
Net loss			(8,597)	(8,597)
BALANCES - DECEMBER 31, 2004	$200	$145,705	$(50,969)	$94,936

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,597)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in commissions receivable	(57,807)
Increase in accounts payable and accrued expenses	1,481
Increase in commissions payable	25,343
Total Adjustments	(30,983)
Net Cash Used In Operating Activities	(39,580)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in investments	(224)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital	35,000
NET DECREASE IN CASH	(4,804)
CASH – January 1, 2004	16,544
CASH – December 31, 2004	$ 11,740

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:

Reclassification of loan to stockholders to additional paid-in capital.	$ 4,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

PackerKiss Securities, Inc. (the "Company") is a registered general securities broker/dealer.

Revenue Recognition

Substantially all revenues are derived from commissions as an advisor on investment options and strategies, and as a bidding agent for the bond proceeds of tax exempt bond transactions. Commissions are received from investment providers on the reinvestment of municipal financing projects.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to seven years, on accelerated and straight-line methods.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Major Customers

Approximately 25% of the Company's revenues were from two customers.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

The Company has an investment in a marketable equity security whose cost approximates fair market value.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2004, the Company's "Net Capital" was $9,852 and "Required Net Capital" was $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2004, the Company's ratio was 2.72 to 1.

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

Furniture and equipment	$15,303
Less accumulated depreciation	15,303
FURNITURE AND EQUIPMENT - NET	$ 0

NOTE 5 - DUE FROM STOCKHOLDERS

Amounts due from stockholders are non-interest bearing and due on demand.

NOTE 6 - COMMITMENTS

The Company leases their office facility from a company that is owned by the stockholders of PackerKiss Securities, Inc.

The lease is for one year and can be extended for additional one year terms. The annual rent will be $42,000.

NOTE 7 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

The Company maintains cash balances in financial institutions located in Delray Beach and Boynton Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company had no uninsured cash balances in financial institutions.

SUPPLEMENTARY INFORMATION

PACKERKISS SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 94,936
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	94,936
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Commissions receivable	(62,980)
Due from stockholders	(44,000)
Total Non-Allowable Assets From Financial Statements	(106,980)
ADDITIONS AND/OR CREDITS	
Commissions payable	22,502
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	10,458
HAIRCUTS ON SECURITIES	606
NET CAPITAL	9,852
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
EXCESS NET CAPITAL	$ 4,852
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$26,844
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.72 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filed by the Company for the quarter ended December 31, 2004.

PACKERKISS SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company had no liability subordinated to claims of general creditors as of January 1, 2004. In addition, there were none in existence during the year ended December 31, 2004 and, accordingly, there are no changes to report.

PACKERKISS SECURITIES, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

PackerKiss Securities, Inc. is exempt from Rule 15c3-3 because they have no customer transactions. The Company did not hold customers' funds or securities. PackerKiss Securities, Inc. was in compliance with the conditions of exemption.

PACKERKISS SECURITIES, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

As of December 31, 2004, PackerKiss Securities, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 1, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
PackerKiss Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of PackerKiss Securities, Inc. (an S corporation) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and shall not be used by anyone other than those specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants